FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 12, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

March 12, 2004

#04-02

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604)687-7545; Facsimile: (604)689-5041

_________________________________________________________________________________________________________________________

NDT Commences Geophysics Program on Domain Gold Project

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has commenced a program of geophysical surveying at the Company’s Domain Project, located approximately 200 kilometres southeast of Thompson in northern Manitoba. The work, consisting of ground magnetic and horizontal loop electromagnetic surveying will be completed over a 4.5 km segment of a regional magnetic trend previously shown in drill core to host multiple bands of gold bearing iron formation. The survey will be used to prioritize drill targets in the known areas of mineralization and also better prioritize unexplored areas known to have permissive geology.

The Domain Property measures 20 by 7 kilometers, totaling approximately 13,964 hectares. Previous exploration by others on the property in the 1970’s and 80’s defined a favorable geologic environment with the potential of hosting significant gold deposits.  This work, including the completion of airborne and ground geophysical surveys, defined multiple northwest trending magnetic anomalies now known to represent gold bearing banded iron formations.  The most extensive of these anomalies extends for over 10 kilometers with sub-parallel zones being traced for up to four kilometers. The majority of anomalies extend beyond the limits of the existing surveys in both strike directions.  Four shallow drill holes tested a 100 metre segment of one of the more prominent trends. All of the holes intersected gold bearing iron formation with results including: 5.40 g/t gold over 4.1 metres, 5.03 g/t gold over 2.6 metres and 12.59 g/t gold over 1.32 metres. The geophysical signature associated with this mineralization has been traced two kilometers to the northwest to the limit of the survey and over a kilometer to the southeast.  Elsewhere on the property, limited drilling has intersected other zones of significant gold mineralization including 3.18 g/t gold over 1.55 metres and 5.64 g/t gold over 0.2 metres.

Logistically, the Domain Project is well located, with a major winter road and regional power line transecting the property and is proximal to a local community that offers scheduled air and basic support services.  The project occurs within the same geologic belt that hosts the Monument Bay Deposit (geological resources of 418,371 ounces of gold at a grade of 20.4 g/t) currently being explored by Bema Gold/Wolfden Resources, as well as the Rusty Property (800,000 tonnes indicated @ 6 g/t gold).

NDT is also actively evaluating its gold projects in Nevada and awaits results from its diamond exploration program in Nunavut, Canada. The Company continues to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________

Fred G. Hewett, President

For further information please contact the Company at (604) 687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The  TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.  This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production, sales, revenues, costs, or discussions of goals and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, and cost engineering estimate risks.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: March 12, 2004